
Mail Stop 3561

October 27, 2008

Mark B. Dunkerley
Chief Executive Officer
Hawaiian Holdings, Inc.
3375 Koapaka Street, Suite G-350
Honolulu, Hawaii 96819

> **Re:**   **Hawaiian Holdings, Inc.**
> **File Number: 001-31443**
> **Form 10-K for the fiscal year ended December 31, 2007**

Dear Mr. Dunkerley:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K filed 3/3/2008

<u>Item 9A. Controls and Procedures, page 115</u>

1. Please revise this annual report to provide a statement that the public accounting firm that audited the financial statements included in the annual report has issued an attestation report. Refer to Item 308(a)(4) of Regulation S-K.

Schedule 14A filed on 4/11/2008

<u>Executive Compensation, page 13</u>

2. It is unclear whether the 2007 employment agreements for your named executive officers contained incentive targets and whether those targets differ from the targets used for the annual and long-term incentive plans. In future filings, please revise to clarify whether the employment agreements for the named executive officers contain targets. If they do, please confirm that you will disclose the targets.

3. We note that you have not disclosed the performance targets for the 2007 annual incentive compensation plan. We also note that the annual compensation plan has been revised for 2008. Please confirm that you will disclose in future filings all performance targets that must be achieved in order for your executive officers to earn their annual (and, if applicable, long-term) incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       Please contact me at (202) 551-3314 with any questions.

       Sincerely,

       Daniel Morris
       Attorney-Advisor